Prospectus
February 1, 2003

Mosaic Government Money Market

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Risk/Return Summary: Investments, Risks and Performance

Fund Investment Objectives/Goals
Mosaic Government Money Market (the "Fund") is a money market mutual fund. It has two main objectives: (1) To preserve capital and (2) provide liquidity by investing in US Government securities.

Principal Investment Strategies of the Fund
The Fund's principal investment strategy is to maintain a stable share price of $1.00 per share. In doing so, the Fund invests in securities that are issued or guaranteed by the U.S. Government. It may also invest in securities that are collateralized by such securities. In order to maintain the Fund's price stability, the Fund limits its investments to short-term U.S. Government securities that may not yield as high a level of income as longer-term securities.

Principal Risks of Investing in the Fund
Since the Fund's share price is stable, it is intended for investors who are seeking current income with little risk. Because the Fund limits its investments to US Government securities, it is unlikely that a Fund investment will default. However, you should understand that Government backing applies to investments in the Fund and not to shares of the Fund itself. As a result, an investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investments at $1.00 per share, it is possible to lose money by investing in the Fund.

Risk/Return Bar Chart and Table
The chart and table below demonstrate the variability of the Fund's returns during periods of changing interest rates. The performance of the Fund in the past, shown above, is not necessarily an indication of how the Fund will perform in the future.

During the period shown in the bar chart, the highest return for a quarter was 1.43% (quarters ended September 30 and December 31, 2000) and the lowest return for a quarter was 0.19% (quarter ended December 31, 2002).

Average Annual Total Returns
(for the period ending December 31, 2002)
Past One Year	Past Five Years	Past Ten Years
0.84%	3.65%	3.71%

To obtain the Fund's current 7-day yield, call our shareholder service department toll-free at 888-670-3600 or call our toll-free 24-hour automated information line, Mosaic Tiles, at 800-336-3063.

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)
mMaximum Sales Charge (Load) of any type	None
mRedemption Fee	None
mExchange Fee	None

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)
mManagement Fee	0.50%
mDistribution (12b-1) Fees	None
mOther Expenses	0.38%
mmTotal Annual Fund Operating Expenses	0.88%

Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$90	$281	$488	$1,084

Additional fees and transaction charges described in Mosaic's "Guide to Doing Business," if applicable, will increase the level of expenses that can be incurred. (For example, fees are charged for certain wire transfers, stop payments on checks, bounced investment checks, and retirement plans).

Investment Objectives
The investment objectives of the Fund are (1) to preserve capital and (2) provide liquidity by investing in the relative safety of U.S. Government securities.

The Trustees may change the Fund's investment objectives without shareholder approval. However, you will receive prior written notice of any material change.

There is no assurance that the Fund's investment objective will be achieved.

Implementation of Investment Objectives

Maintain $1.00 Share Price
In order to achieve the relative safety and liquidity required by its investment objectives, we seek to maintain a stable share price of $1.00 for the Fund. We attempt to do this by limiting our investments for the Fund to shorter-term U.S. Government securities. These securities may not yield as high a level of current income as is normally available from longer-term or lower-rated securities.

Invest in U.S. Government Securities
U.S. Government securities include a variety of securities that are issued or guaranteed by (1) the U.S. Treasury, (2) various agencies of the federal government, (3) various instrumentalities which have been established or sponsored by the U.S. Government and (4) certain interests in these types of securities.

U.S. Treasury securities include notes, bills and bonds. Obligations of the Government National Mortgage Association, the Federal Home Loan Bank, the Federal Farm Credit System, the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association, the Small Business Administration and the Student Loan Marketing Association are also considered U.S. Government securities. All U.S. Treasury securities are backed by the "full faith and credit" of the United States. However, not all of the other types of U.S. Government securities are backed by United States "full faith and credit."

Some federal agencies have authority to borrow from the U.S. Treasury while others do not. In the case of securities not backed by the full faith and credit of the United States, the Fund, as an investor, will look to the agency issuing or guaranteeing the obligation for ultimate repayment. In the unlikely event that an agency or instrumentality of the U.S. Government defaults on its obligations, the Fund may not be able to assert a claim against the United States itself.

Invest in Repurchase Agreements
In addition, we expect to invest a portion of the Fund's assets in repurchase agreements that are at least 100% collateralized by U.S. Government securities.

What is a repurchase agreement? This involves the sale of securities to the Fund by a financial institution or securities dealer, simultaneous with an agreement by that institution to repurchase the same securities at the same price, plus interest, at a later date.

What does "at least 100% collateralized" mean? If the other party doesn't buy back the securities, the Fund won't lose any principal or interest. However, the Fund could end up holding securities it did not intend to own. Were it to sell such securities, the Fund might incur a loss.

Hold Securities to Maturity
We normally intend to hold securities for the Fund until they mature. Historically, securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities have involved little risk to principal and interest if held to maturity.

Comply with Money Market Regulations
We intend to comply with Federal regulations that govern money market mutual funds (i.e., mutual funds that seek to maintain a stable share price of $1.00). Essentially, this means that we will limit the Fund's purchases of investments to securities having a maximum maturity of 13 months or less. We will not purchase any investment that would, at the time of purchase, cause the average maturity of the Fund to exceed 90 days.

Risks
Because we limit our investments for the Fund to U.S. Government securities, it is unlikely that a Fund investment will default. However, you should understand that Government backing applies to investments in the Fund and not to shares of the Fund itself. As a result, an investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although we seek to preserve the value of your investments at $1.00 per share, it is possible to lose money by investing in the Fund.

Percentage Invested
Although the Fund will normally invest 100% of its assets in U.S. Government securities (or repurchase agreements 100% collateralized by U.S. Government securities), our policy is that in no event will less than 80% of the Fund be so invested.

Management

The Advisor
We are Madison Mosaic, LLC, a wholly owned subsidiary of Madison Investment Advisors, Inc. ("Madison"), both located at 550 Science Drive, Madison, Wisconsin 53711. As of the date of this prospectus, we manage approximately $300 million in assets in the Mosaic family of mutual funds, which includes stock, bond and money market portfolios. Madison, a registered investment advisory firm since 1974, provides professional portfolio management services to a number of clients and, with its subsidiaries, has approximately $7 billion under management as of the date of this prospectus. We are responsible for the day-to-day administration of the Fund's activities.

Compensation
Investment Advisory Fee. We receive a fee for our services under our Investment Advisory Agreement with the Fund. The fee equals 0.50% per year of the average daily net assets of the Fund.

Other Expenses. Under a separate Services Agreement with the Fund, we provide or arrange for the Fund to have all other operational and other support services it needs. We receive a fee calculated as a percentage of the average daily net assets of the Fund for these services. This fee has been set at 0.38% since October 1, 1997.

Pricing of Fund Shares

The price of each Fund share is based on its net asset value (or "NAV"). This equals the total daily value of the Fund's assets, minus its liabilities, divided by the total number of shares. The Fund's NAV is calculated at the close of the New York Stock Exchange each day it is open for trading.

When you purchase or redeem shares, your transaction will be priced based on the next calculation of NAV after your order is placed. Under normal circumstances, the NAV of the Fund will not change from one day to the next.

The Fund's securities are valued according to the "amortized cost" method, which is intended to stabilize the share price at $1.00.

Dividends and Distributions

The Fund's net income is declared as dividends each business day. Dividends are paid in the form of additional shares credited to your account at the end of each calendar month, unless you elect in writing to receive a monthly dividend check. (Please refer to Mosaic's Guide to Doing Business for more information about dividend distribution options.)

Taxes

Federal
The Fund will distribute to shareholders 100% of its net income and net capital gains, if any, by the end of its fiscal year. We will send you an annual notice of dividends paid during the year.

State and Local
At the state and local level, dividend income and capital gains are generally considered taxable income. Interest on certain US Government securities held by the Fund may be exempt from state and local income taxes if held directly by the shareholder. The Fund is generally permitted to "pass-through" this exemption to shareholders. We will send shareholders an annual notice of the percentage of US Government securities that are exempt from state and local income taxes.

Certification of Tax Identification Number
If you do not provide a valid social security or tax identification number, you may be subject to federal withholding at a rate of 31% of your Fund distributions. You should retain all statements received from the Fund to maintain accurate records of your investments.

Financial Highlights

The following financial highlights table is intended to help you understand the Fund's financial performance for the past 5 years. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from financial statements audited by Deloitte & Touche LLP, whose report dated November 8, 2002, along with the Fund's financial statements, is included in the annual report which is available upon request.

	Year Ended September 30,
	2002	2001	2000	1999	1998
Net asset value, beginning of period	$1.00	$1.00	$1.00	$1.00	$1.00
mNet investment income	0.01	0.04	0.05	0.04	0.05
mLess distributions from net investment income	(0.01)	(0.04)	(0.05)	(0.04)	(0.05)
Net asset value, end of period	$1.00	$1.00	$1.00	$1.00	$1.00
Total return (%)	1.02	4.30	5.24	4.19	4.76
Ratios and supplemental data
Net assets, end of period (thousands)	$38,311	$42,413	$42,050	$43,345	$46,512
mRatio of expenses to average net assets (%)	0.88	0.88	0.88	0.88	0.88
mRatio of expenses to average net assets after fee waiver (%	.--	--	--	--	0.87
mRatio of net investment income to average net assets (%)	1.02	4.21	5.13	4.11	4.65
mRatio of net investment income to average net assets after fee waiver (%)	--	--	--	--	4.66

Mosaic Government Money Market has a Statement of Additional Information (SAI) that includes additional information about the Fund. Additional information about the Fund's investments is available in the Fund's annual and semi-annual reports to shareholders. The SAI and the Fund's annual and semi-annual reports are available without charge by calling 1-800-368-3195.

Information on how to purchase and sell shares in any Mosaic Fund is provided in a separate brochure entitled, "Guide to Doing Business." Mosaic's "Guide to Doing Business" is incorporated by reference into this prospectus.

Please call our shareholder service department if you have any questions about any the Fund or if you would like a copy of any written Fund information. Additional information is also available at the Mosaic Funds Internet Investment Center at http://www.mosaicfunds.com.

Finally, you can review and copy information about the Fund (including the SAI) at the SEC's Public Reference Room in Washington, DC. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. Reports and other information about the Fund are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may also be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, DC 20549-0102.

Transfer Agent
Mosaic Funds
P.O. Box 701
Milwaukee, WI 53201-0701
www.mosaicfunds.com

Te l e p h o n e N u m b e r s
Shareholder Service
Toll-free nationwide: (888) 670 3600
Mosaic Tiles (24 hour automated information)
Toll-free nationwide: (800) 336 3063

SEC File Number 811-2910